SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

ㆍIdentify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ㆍObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appro-priate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

ㆍEvaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

ㆍConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

ㆍEvaluate the overall presentation, structure and content of the consolidated financial statements, including the disc-losures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

ㆍObtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of Korean won)	Notes		2025	2024

Assets
Cash and due from banks	3,6,9,40,41	~~W~~	31,549,386	32,161,687
Securities at fair value through profit or loss	3,7,41,43		30,509,676	25,950,314
Derivative assets	3,8,41,43		5,101,885	7,403,480
Loans at amortized cost	3,9,41,43		402,551,823	387,840,817
Loans at fair value through profit or loss	3,9		512,497	772,358
Securities at fair value through other comprehensive income	3,10,18,43		61,046,557	52,203,335
Securities at amortized cost	3,10,18,43		27,484,502	28,856,882
Property and equipment	5,11,12,17,18		2,596,829	2,614,780
Intangible assets	5,13		829,409	1,012,388
Investments in associates	14		631,450	619,772
Investment properties	5,15		934,399	621,261
Net defined benefit assets	24		317,438	261,805
Current tax assets	37		75,947	61,722
Deferred tax assets	37		98,037	107,612
Other assets	3,9,16,41		32,673,381	16,173,365
Non-current assets held for sale	17		54,102	29,583
Total assets		~~W~~	596,967,318	556,691,161

Liabilities
Financial liabilities designated at fair value through profit or loss	19	~~W~~	287,849	261,299
Deposits	3,20,41		434,322,320	412,099,621
Financial liabilities at fair value through profit or loss	3,21		1,522,071	597,058
Derivative liabilities	3,8,41,43		4,848,465	7,536,786
Borrowings	3,22,40,41		29,303,727	22,719,172
Debt securities issued	3,23,40		43,117,396	46,692,753
Net defined benefit liabilities	24		8,508	8,274
Provisions	25,39,41		555,180	423,210
Current tax liabilities	37		625,998	266,634
Deferred tax liabilities	37		348,279	298,871
Other liabilities	3,12,26,41,44		43,573,780	29,022,748
Total liabilities			558,513,573	519,926,426

Equity
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		1,949,195	2,088,595
Capital surplus	27		399,674	403,164
Capital adjustments	27,37		1,614	2,154
Accumulated other comprehensive income (loss)	27,37		(104,189)	93,197
Retained earnings	27,28		28,262,102	26,235,404
(Regulatory reserve for loan loss)			(2,790,966)	(2,348,954)
(Required provision for regulatory reserve for loan loss)			(211,014)	(442,012)
(Expected provision for regulatory reserve for loan loss)			(211,014)	(442,012)
Total equity attributable to equity holder of Shinhan Bank			38,436,474	36,750,592
Non-controlling interests	27		17,271	14,143
Total equity			38,453,745	36,764,735
Total liabilities and equity		~~W~~	596,967,318	556,691,161

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of Korean won)	Notes		2025	2024

Interest income
Financial instruments at fair value through profit or loss		~~W~~	668,330	697,467
Financial instruments at fair value through other comprehensive income and amortized cost			20,141,692	21,092,068
Interest expense			11,640,133	12,952,498
Net interest income	3,5,29,41,43		9,169,889	8,837,037

Fees and commission income			1,569,857	1,385,507
Fees and commission expense			353,352	362,535
Net fees and commission income	3,5,30,41,43		1,216,505	1,022,972

Dividend income	31,43		68,663	78,727
Net gain on financial instruments at fair value through profit or loss	32,41		368,782	354,535
Net foreign currencies transaction gain			558,803	339,943
Net gain (loss) on financial instruments designated at fair value through profit or loss	19		23,446	(6,466)
Net gain on disposal of securities at fair value through other comprehensive income	10		191,960	101,135
Net loss on disposal of securities at amortized cost	10		(56)	(41)
Provision for credit loss allowance	3,9,10,25,41		617,279	385,708
General and administrative expenses	33,41		4,187,688	3,913,170
Net other operating expenses	5,35,41		(1,483,331)	(1,369,718)
Operating income			5,309,694	5,059,246

Net non-operating expenses	5,36		(262,638)	(299,165)
Share of profit of associates	5,14		14,295	9,856
Profit before income taxes	5		5,061,351	4,769,937

Income tax expense	5,37		1,285,529	1,074,024
Profit for the year	5,28		3,775,822	3,695,913
(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2025:
3,564,808 million won
For the year ended December 31, 2024:
3,253,901 million won

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except earnings per share data)	Notes		2025	2024

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences for foreign operations		~~W~~	(121,125)	353,868
Unrealized net change in fair value of securities at fair value through other comprehensive income			(201,656)	306,437
Shares in other comprehensive income of associates			(14,328)	8,235
			(337,109)	668,540
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans			(11,886)	(9,843)
Unrealized net change in fair value of securities at fair value through other comprehensive income			155,596	60,076
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			4	(1)
			143,714	50,232
Other comprehensive income (loss) for the year, net of income tax	3,27,37		(193,395)	718,772

Total comprehensive income for the year		~~W~~	3,582,427	4,414,685

Profit attributable to:
Equity holder of Shinhan Bank		~~W~~	3,774,766	3,695,449
Non-controlling interests			1,056	464
Profit for the year	5	~~W~~	3,775,822	3,695,913

Total comprehensive income attributable to:
Equity holders of Shinhan Bank		~~W~~	3,581,867	4,412,637
Non-controlling interests			560	2,048
Total comprehensive income for the year		~~W~~	3,582,427	4,414,685

Earnings per share:
Basic and diluted earnings per share in won	38	~~W~~	2,325	2,278

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2024

		Attributable to equity holder of Shinhan Bank
(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,695,449	464	3,695,913
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	352,277	-	1,591	353,868
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	360,647	5,866	-	366,513
Share of other comprehensive income of associates		-	-	-	-	8,235	-	-	8,235
Remeasurements of defined benefit plans		-	-	-	-	(9,836)	-	(7)	(9,843)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	-	(1)
		-	-	-	-	711,322	3,701,315	2,048	4,414,685

Transactions with owners in their capacity as owner
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	-	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	-	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	-	399,387
Redemption of hybrid bonds		-	(299,327)	-	(673)	-	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	-	(4)
Others		-	-	-	885	-	(885)	-	-
		-	100,060	-	208	-	(1,281,431)	-	(1,181,163)
Balance at December 31, 2024	~~W~~	7,928,078	2,088,595	403,164	2,154	93,197	26,235,404	14,143	36,764,735

See accompanying notes to the consolidated financial statement

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2025

		Attributable to equity holder of Shinhan Bank
(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2025	~~W~~	7,928,078	2,088,595	403,164	2,154	93,197	26,235,404	14,143	36,764,735
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,774,766	1,056	3,775,822
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	(120,613)	-	(512)	(121,125)
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	(50,564)	4,487	17	(46,060)
Share of other comprehensive loss of associates		-	-	-	-	(14,328)	-	-	(14,328)
Remeasurements of defined benefit plans		-	-	-	-	(11,885)	-	(1)	(11,886)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	4	-	-	4
		-	-	-	-	(197,386)	3,779,253	560	3,582,427

Transactions with owners in their capacity as owner
Annual dividends to equity holder		-	-	-	-	-	(1,662,952)	-	(1,662,952)
Dividends to hybrid bond holders		-	-	-	-	-	(88,930)	-	(88,930)
Issuance of hybrid bonds		-	399,387	-	-	-	-	-	399,387
Redemption of hybrid bonds		-	(538,787)	-	(1,213)	-	-	-	(540,000)
Changes in ownership interests in subsidiaries		-	-	(3,490)	-	-	-	2,568	(922)
Others		-	-	-	673	-	(673)	-	-
		-	(139,400)	(3,490)	(540)	-	(1,752,555)	2,568	(1,893,417)
Balance at December 31, 2025	~~W~~	7,928,078	1,949,195	399,674	1,614	(104,189)	28,262,102	17,271	38,453,745

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		2025	2024

Cash flows from operating activities
Profit for the year	~~W~~	3,775,822	3,695,913
Adjustments for:
Income tax expense		1,285,529	1,074,024
Interest income		(20,810,022)	(21,789,535)
Interest expense		11,640,133	12,952,498
Dividend income		(68,663)	(78,727)
		(7,953,023)	(7,841,740)
Non-cash income and expense items:
Net gain on financial instruments at fair value through profit or loss		(199,754)	(370,581)
Net gain on non-cash foreign currencies transactions		(51,172)	(120,998)
Net loss (gain) on financial instruments designated at fair value through profit or loss		(23,446)	6,466
Net gain on disposal of securities at fair value through other comprehensive income		(191,960)	(101,135)
Net loss on disposal of securities at amortized cost		56	41
Provision for credit loss allowance		617,279	385,708
Non-cash employee benefits		148,786	102,880
Depreciation and amortization		569,525	537,240
Net non-cash other operating expenses		276,750	200,889
Share of profit of associates		(14,295)	(9,856)
Non-operating expenses		180,498	204,130
		1,312,267	834,784
Changes in assets and liabilities:
Deposits at amortized cost		(62,763)	651,994
Securities at fair value through profit or loss		(3,689,513)	(391,326)
Derivative assets		6,035,707	2,775,565
Loans at amortized cost		(14,995,733)	(35,816,009)
Loans at fair value through profit or loss		261,036	(233,117)
Other assets		(16,376,053)	1,547,064
Deposits due to customers		21,390,137	38,845,506
Financial liabilities at fair value through profit or loss		396,742	9,418
Derivative liabilities		(5,830,726)	(2,598,931)
Defined benefit liabilities		(175,986)	(80,266)
Provisions		(41,638)	(456,726)
Other liabilities		14,951,248	(6,527,440)
		1,862,458	(2,274,268)

Income tax paid		(891,893)	(796,796)
Interest received		20,508,322	21,868,131
Interest paid		(12,023,339)	(12,414,047)
Dividends received		72,748	109,856
Net cash inflow from operating activities		6,663,362	3,181,833

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		2025	2024

Cash flows from investing activities
Net cash flow of derivative financial instruments for hedges	~~W~~	16,051	45,974
Proceeds from decrease of securities at fair value through profit or loss		1,516,419	703,254
Acquisition of securities at fair value through profit or loss		(2,118,292)	(2,262,642)
Proceeds from decrease of securities at fair value through other comprehensive income		40,187,272	37,120,488
Acquisition of securities at fair value through other comprehensive income		(48,771,078)	(36,910,800)
Proceeds from decrease of securities at amortized cost		7,014,566	7,119,902
Acquisition of securities at amortized cost		(5,405,639)	(5,004,766)
Proceeds from disposal of property and equipment		1,790	2,229
Acquisition of property and equipment		(159,986)	(132,172)
Proceeds from disposal of intangible assets		5,464	16
Acquisition of intangible assets		(260,926)	(361,266)
Proceeds from disposal of investments in associates		19,504	51,139
Acquisition of investments in associates		(38,702)	(349,121)
Acquisition of investment properties		(4,564)	(3,202)
Proceeds from disposal of non-current assets for sale		42,167	-
Decrease in other assets		351,559	539,398
Increase in other assets		(356,044)	(511,758)
Acquisition of a subsidiary		(124,004)	-
Net cash inflow (outflow) from investing activities		(8,084,443)	46,673

Cash flows from financing activities
Net cash flow of derivative financial instruments for hedges		3,026	(9,420)
Increase in financial liabilities designated at fair value through profit or loss		99,985	-
Decrease in financial liabilities designated at fair value through profit or loss		(50,000)	-
Net increase (decrease) in borrowings		6,339,179	(5,329,664)
Proceeds from issuance of debt securities		27,597,254	36,665,988
Redemption of debt securities		(31,139,271)	(29,115,542)
Dividends paid		(1,751,882)	(1,280,546)
Issuance of hybrid bonds		399,387	399,387
Redemption of hybrid bonds		(540,000)	(300,000)
Increase in other liabilities		53,168	146,039
Decrease in other liabilities		(226,190)	(316,503)
Net cash inflow from financing activities		784,656	859,739

Effect of exchange rate fluctuations on cash and cash equivalents held		(8,410)	150,386
Net increase (decrease) in cash and cash equivalents		(644,835)	4,238,631

Cash and cash equivalents at the beginning of the year (Note 40)		31,854,539	27,615,908
Cash and cash equivalents at the end of the year (Note 40)	~~W~~	31,209,704	31,854,539

Please refer to attached courtesy PDF from page 10 to 200